DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

May 27, 2010

VIA COURIER AND EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549-3628

Attn:	Sonia Barros, Special Counsel
Erin Martin, Attorney-Advisor

	Re:	KBS Real Estate Investment Trust III, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed May 27, 2010
File No. 333-164703

Dear Ms. Barros and Ms. Martin:

On behalf of our client, KBS Real Estate Investment Trust III, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Charles J. Schreiber, Jr., Chief Executive Officer of the Company, dated March 5, 2010 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to show changes from the Company’s initial filing on Form S-11 on February 4, 2010, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 1.

General

1.	Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

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Prior to first use, we will provide the Staff with supplemental copies of any graphics, maps, photographs, and related captions or other artwork, including logos that we intend to use in the prospectus. We are providing supplementally a copy of the Company’s logo, which we plan to use on the front and back cover pages of the prospectus and on the subscription agreement. This is the only graphic we have prepared to date. We will provide any additional graphics as they become available.

2.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

To date, we have not prepared any supplemental sales materials. We acknowledge, however, our obligations under Item 19.D. of Industry Guide 5, including our obligation to file supplemental sales literature prior to first use and to ensure that the sales literature is “consistent with the representations in the prospectus.”

3.	We note your disclosure that you intend to invest in debt securities, equity securities and certain types of illiquid securities. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how you or your subsidiaries’ investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, we will not be deemed to be an “investment company” if:

•

We are not engaged primarily, nor do we hold ourselves out as being engaged primarily, nor propose to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primarily Engaged Test”); and

•

We are not engaged and do not propose to engage in the business of investing, reinvesting, owning, holding or trading in securities and do not own or propose to acquire “investment securities” having a value exceeding 40% of the value of our total assets on an unconsolidated basis (the “40% Test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

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We believe that we and KBS Limited Partnership III, our operating partnership (the “Operating Partnership”) will be able to satisfy both tests above. With respect to the 40% Test, we expect that most of the entities through which we and our Operating Partnership own our assets will be majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

With respect to the Primarily Engaged Test, we and our Operating Partnership are holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries. Although the Staff has issued little guidance with respect to the Primarily Engaged Test, we are not aware of any court decisions or Staff interpretations finding a holding company that satisfies the 40% Test to nevertheless be an investment company under the Primarily Engaged Test.

We expect that a substantial majority of the subsidiaries of our Operating Partnership will similarly satisfy both tests above as these subsidiaries will own real property rather than securities. Those subsidiaries that may purchase real estate-related loans or securities will be able to rely on (i) Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company or (ii) the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. The Staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“Qualifying Assets”); at least 80% of its assets in Qualifying Assets plus real estate-related assets (“Real Estate-Related Assets”); and no more than 20% of the value of its assets in other than Qualifying Assets and Real Estate-Related Assets.

4.	We note your disclosure on page 196 that states that withdrawals under your share redemption program must be received by you at least five business days before the date for redemptions. Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisitions for further review.

We have considered all of the elements of our proposed share repurchase program and believe that the program is consistent with the relief granted by the Staff in prior no action letters, including the Staff’s no action letters to T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). Specifically, we believe that repurchases under the program do not constitute issuer tender offers within the meaning of Rule 13e-4, given the factors cited in the Staff’s prior no action letters and asserted by the court in SEC

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v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 950 (9th Cir. 1985), and thus are not subject to the requirements of Regulation 14E.

As the court noted in Carter Hawley Hale Stores, Inc., the term “tender offer” implies that (i) active and widespread solicitation is made of public stockholders for the shares of an issuer; (ii) the solicitation is made for a substantial percentage of the issuer’s stock; (iii) the offer to purchase is made at a premium over the prevailing market price; (iv) the terms of the offer are firm, rather than negotiable; (v) the offer is contingent on the tender of a fixed number of shares; (vi) the offer is open only for a limited period of time; (vii) the offeree is subjected to pressure to sell; and (viii) a public announcement of the acquisition program is made prior to the accumulation of stock by the purchaser.

We believe that, despite the fact that our proposed share repurchase program will be described in our prospectus or a supplement thereto, we are not engaging in and will not engage in an active and widespread solicitation for our securities. Rather, information regarding the proposed share repurchase program is provided solely in response to line item requirements of Form S-11. Moreover, under the proposed share repurchase program, we would not be soliciting a substantial percentage of our shares. In any calendar year, we would: (a) repurchase only up to a maximum of 5% of the weighted-average number of shares of our common stock during the prior calendar year; and (b) limit our repurchases to the amount of net proceeds from our dividend reinvestment plan during the prior calendar year.

In addition, pursuant to the terms of the proposed share repurchase program, we do not believe that we will pay a premium for the repurchased shares. Instead, until we establish an estimated value per share of our common stock, we will repurchase the shares at a price ranging from 92.5% to 100% of the price paid by the redeeming stockholder, depending on the duration of the redeeming stockholder’s holding period for such shares and whether the stockholder is eligible for the special redemption terms upon death, disability or incompetence. Following establishment of an estimated value per share, we will redeem shares at such estimated value per share. Despite the fact that the pricing methodology in our proposed share repurchase program has a variable component, the variability in our pricing is determined by objective factors, which ensure that the offering price does not exceed, during the period prior to the establishment of an estimated value per share, the redeeming stockholder’s original purchase price and, during the period following the establishment of an estimated value per share, the estimated fair market value per share. Although it is possible that the fixed prices paid prior to the determination of a fair market value could exceed the then current fair market value for a share, we note that the period of time during which this is possible is 18 months shorter than in the comparable programs with respect to which the Staff has previously granted no-action relief in Wells Real Estate Investment Trust II, Inc. (Letter dated June 26, 2007), Cole Credit Property Trust II Inc. (Letter dated April 11, 2007) and Behringer Harvard REIT, et. al. (Letter dated October 26, 2004). Moreover, the board of directors has a fiduciary obligation to consider whether the issuer is paying more for the shares than they are worth. Such overpayment would also dilute the value of the issuer. We acknowledge that it is also possible that the estimated fair market value per share may be higher than the unknown but actual fair market value of a share. However, that risk is no different than in Wells Real Estate Investment Trust II, Inc. (Letter dated

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June 26, 2007), Cole Credit Property Trust II Inc. (Letter dated April 11, 2007) and Behringer Harvard REIT, et. al. (Letter dated October 26, 2004) and ignores the fiduciary protections noted above. Accordingly, such variable pricing structure should not result in the payment of premiums over fair market value and thus does not lend itself to the fraudulent, deceptive or manipulative acts of the type Rule 13e-4 was intended to prevent.

Further, the redemption offer is not open for a limited period of time and the proposed repurchase program is not contingent on the tender of a fixed number of shares. In addition, stockholders will not be subjected to any undue pressure to sell, as repurchases will occur on a monthly basis for an indefinite period of time and, in the event that repurchase requests in any given month exceed the limitations described above, repurchases will be made on a pro rata basis, with any unsatisfied redemption requests automatically treated as requests for redemption in the following monthly period. We acknowledge that the possibility of a redemption request being denied due to the cap on the number of shares that can be redeemed or due to suspension of the plan could motivate a stockholder to seek redemption in a particular month, rather than waiting for a subsequent monthly period. However, this potential motivation is no different than under the comparable programs with respect to which the Staff has previously granted no-action relief in Wells Real Estate Investment Trust II, Inc. (Letters dated June 26, 2007 and December 9, 2003), Cole Credit Property Trust II Inc. (Letter dated April 11, 2007), Behringer Harvard REIT, et. al. (Letter dated October 26, 2004) and Hines Real Estate Investment Trust, Inc. (Letter dated June 18, 2004).

Although the proposed repurchase plan requires stockholders to submit their redemption requests (or to make any withdrawals of previously submitted redemption requests) at least five business days before the last business day of each month, this feature is included in our proposed repurchase plan solely for the administrative purpose of providing a sufficient but finite window in which to identify and process redemptions. Moreover, we do not believe that this element of the plan subjects stockholders to pressure to sell or lends itself to the fraudulent, deceptive or manipulative acts of the type Rule 13e-4 was intended to prevent, as the monthly redemption periods permit tentative stockholders nearing the end of a redemption period to delay redemption requests to a future redemption period. Consequently, we believe that repurchases made in accordance with the proposed plan would not be “issuer tender offers” subject to the regulatory requirements of Rule 13e-4.

5.	We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

In the SEC’s no-action letter, Alston & Bird (dated October 22, 2007), the Staff granted relief to non-traded REITs that purchase shares of their common stock under an established share repurchase program while engaged in a distribution if certain conditions are met. We have

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considered the elements of our proposed share repurchase program and believe they are consistent with the class relief granted by the Division of Market Regulation, now referred to as the Division of Trading and Markets.

Cover Page of Prospectus

6.	Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page, as required by Item 501.

In response to the Staff’s comment, we have revised the cover page and tried to generally limit the cover page to the information required by Item 501 of Regulation S-K and Industry Guide 5, as well as information that has been required by various state securities examiners in the past in connection with other KBS-sponsored programs and information required by state securities examiners that are currently reviewing our Registration Statement on Form S-11.

7.	Please disclose on the cover page of the prospectus the date that the offering will terminate. See Item 501(b)(8)(iii) of Regulation S-K.

Please see the language on the cover page stating, “We expect to sell the 200,000,000 shares offered in our primary offering until __________.” We will complete this date in the final prospectus after the offering is declared effective. This date will be two years from the date of effectiveness.

8.	We note that there are some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

In response to the Staff’s comment, we have revised the cover page to disclose that our shares are subject to transfer restrictions, and we have also included a cross-reference to “Description of Shares—Restriction on Ownership of Shares” beginning on page 194. We note that the transfer restrictions are related (i) to our REIT qualification and (ii) to investor suitability and minimum purchase requirements under state securities laws.

What are the fees that you will pay to the advisor, its affiliates and your directors?, page 13

9.	We note that you have disclosed acquisition fees on a leveraged basis, assuming your target leverage of 65% of the cost of your real estate investments. Please revise to disclose leverage assuming the maximum allowed under your charter, which appears to be 75% of the aggregate cost of your assets. This comment also applies to the proceeds table on page 25, the compensation table beginning on page 91 and footnote (2) to the use of proceeds tables on pages 73 and 25. See Item 4.B of Industry Guide 5.

In response to the Staff’s comment, we have revised our disclosure to include acquisition fees and origination fees assuming 75% leverage on pages 16, 17, 25, 76, 96 and 97.

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What steps will you take to make sure that you purchase environmentally compliant properties?

10.	Please disclose the plain English meaning of a “Phase I environmental assessment.”

We have provided a plain English meaning of “Phase I environmental assessment” at its initial usage in the registration statement, which is now on page 21.

Risk Factors, page 32

“If we pay distributions from sources other than our cash flow . . .,” page 37

11.	Please describe if you may use sources other than financings or the net proceeds from this offering to pay distributions. For example, to the extent you may rely on the issuance of additional securities or the sale of assets, please disclose. Further, please expand your discussion to explain in more detail the risks associated with funding distributions from sources other than cash flow from operations. Describe the impact on the number of properties you will hold, the diversion of cash flows from operations to pay debt and the resulting impact on cash flows available to pay distributions.

In response to the Staff’s comment, we have revised our disclosure to expand the discussion of the risks associated with funding distributions from sources other than cash flow, to describe the impact on the number of properties or other investments we will hold and to discuss the diversion of cash flows from operations to repay debt. See page 37.

“Our stockholders may not be able to sell their shares under our share redemption program . . .,” page 43

12.	Please expand this risk factor to discuss how your affiliated program KBS REIT I amended its redemption program in March 2009 in a manner that effectively suspended redemptions in the program from the time KBS REIT I notified stockholders through the remainder of the year.

In response to the Staff’s comment, we have revised the risk factor to disclose that in March 2009, in order to preserve capital and value for all stockholders during the economic crisis, KBS REIT I, another public non-traded REIT sponsored by Messrs. Bren, Hall, McMillan and Schreiber, amended its share redemption program to limit redemptions (other than redemptions sought upon a stockholder’s death, qualifying disability or determination of incompetence) during any calendar year to the amount of the net proceeds from the sale of shares under its dividend reinvestment plan from the prior calendar year less amounts KBS REIT I deems necessary from such proceeds to fund current and future funding obligations and needs of the company. Pursuant to this limitation, KBS REIT I suspended ordinary redemptions for the remainder of 2009 and for 2010. KBS REIT I provided notice of this amendment in its Annual Report on Form 10-K filed on March 27, 2009, and the amendment was effective upon 30 days’ notice. The amendment became effective before the April 30, 2009 redemption date. As a result, investors did not have a final opportunity to submit redemptions. See page 46.

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“Properties that have significant vacancies could be difficult to sell . . .,” page 48

13.	Please expand this risk factor to specifically discuss the risks associated with high vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates and increased tenant improvements or concessions.

In response to the Staff’s comment, we have revised our disclosure to discuss the risks associated with high vacancy rates for commercial property in large metropolitan markets and actual trends in the current market. See page 51.

Estimated Use of Proceeds, page 70

14.	To the extent practicable, please break out estimated acquisition and origination expenses and subtract that amount from the amount available for investment.

In response to the Staff’s comment, we have revised our disclosure to break out estimated acquisition and origination expenses and subtract that amount from the amount available for investment. See pages 17, 25, 74, 75 and 96.

Management, page 75

Board of Directors, page 75

15.	Please update your disclosure prior to effectiveness to disclose your three independent directors. Please also indicate if any of these persons serves as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisors.

Prior to effectiveness, we will revise our disclosure to identify our three independent directors and indicate any relationships they may have with other KBS-sponsored programs, our sponsors, our advisor or their affiliates. We expect that some or all of our independent directors may serve as independent directors of another public KBS-sponsored program.

Committees of the Board of Directors, page 76

16.	Please revise your disclosure to indicate whether one of the audit committee members will qualify as an “audit committee financial expert” or explain why you have determined not to include a “financial expert” on the audit committee.

In response to the Staff’s comment, we have revised our disclosure to indicate that a director serving on the audit committee will qualify as an “audit committee financial expert.” Prior to effectiveness, we will revise our disclosure to identify that director. See page 80.

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Executive Officers and Directors, page 78

17.	Please disclose the ages of all executive officers and directors. Refer to Item 401 of Regulation S-K for guidance.

In response to the Staff’s comment, we have revised our disclosure to indicate the ages of all of our executive officers and directors. See page 81.

The Advisory Agreement, page 84

18.	Please disclose when the advisory agreement with KBS Capital Advisors became effective.

We will enter the advisory agreement with KBS Capital Advisors LLC prior to the commencement of the offering. When we refer to the advisory agreement in the registration statement, we are referring to the advisory agreement that we will enter prior to the commencement of this offering. We have included language in the introductory paragraphs on page 1 of the registration statement to clarify this.

Conflicts of Interest, page 99

19.	We note that the initial public offering of KBS Legacy Partners Apartment REIT has not yet commenced. Therefore, please discuss in more detail the conflict of interest presented to the dealer manager of both offerings, KBS Capital Markets Group, with respect to its underwriting obligations to both offerings, which may occur simultaneously.

In response to the Staff’s comment, we have included a risk factor and revised our disclosure under “Conflicts of Interest” as follows:

KBS Capital Markets Group also currently serves as the dealer manager for the initial public offerings of KBS REIT II, KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT. Both KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT will be raising capital in their respective public offerings concurrently with our offering. We expect KBS REIT II’s offering to terminate shortly after commencement of this offering. In addition, future KBS-sponsored programs may seek to raise capital through public offerings conducted concurrently with our offering. As a result, our sponsors and our dealer manager may face conflicts of interest arising from potential competition with these other programs for investors and investment capital. Our sponsors generally seek to avoid simultaneous public offerings by programs that have a substantially similar mix of investment characteristics, including targeted investment types and key investment objectives. Nevertheless, there may be periods during which one or more programs sponsored by our sponsors will be raising capital and may compete with us for investment capital.

See pages 42 and 108.

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However, we note for the Staff that KBS Capital Markets Group primarily expects to provide wholesaling services in its capacity as dealer manager (with very limited sales at the retail level, if any) in connection with the distribution of shares offered pursuant to KBS-sponsored public offerings. As a wholesale broker-dealer, the dealer manager will act as a wholesale distributor to retail broker-dealers that, in turn, will interact directly with their individual investor customers. The dealer manager’s sales groups are not compensated differently for the shares they sell regardless of which offering and will be instructed not to demonstrate a preference for one offering over the other. Further, each of the REITs referred to above offers a distinct investment strategy, and the ultimate decision to invest will be made by the individual investor customers of the retail broker-dealers based on the potential investor’s investment objectives, risk tolerance and goals.

Allocation of Investment Opportunities, page 100

20.	We note that your sponsors are also sponsors of other programs. Please disclose how many of the other programs are in direct competition with you.

In response to the Staff’s comment, we have revised our disclosure under “Conflicts of Interest” as follows:

Our acquisition stage will overlap to some extent with KBS REIT II, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, one private KBS-sponsored program and possibly future KBS-programs. However, we expect KBS REIT II’s offering to terminate shortly after commencement of this offering. Like us, KBS REIT II intends to allocate between 60% and 70% of its portfolio to investments in core properties and between 30% and 40% of its portfolio to other real estate-related investments. Until KBS REIT II has fully invested the proceeds from its initial public offering, and to the extent that an investment opportunity meets the cash flow requirements, operating needs, diversification goals and overall portfolio mix of KBS REIT II, we expect the advisor to direct the investment opportunity to KBS REIT II. KBS Legacy Partners Apartment REIT intends to make equity investments in high quality multifamily properties located throughout the United States. Although we are not prohibited from acquiring multifamily properties, our sponsors and their affiliates have agreed not to sponsor offerings of other multifamily-focused REITs while the KBS Legacy Partners Apartment REIT offering is ongoing, and we do not expect to be in direct competition for properties with KBS Legacy Partners Apartment REIT. KBS Strategic Opportunity REIT intends to originate and acquire mortgage, mezzanine, bridge and other real estate-related loans, to invest in real estate-related debt securities such as residential and commercial mortgage-backed securities and collateralized debt obligations and to invest in various types of opportunistic real estate. Although there may be some overlap of investment opportunities, we generally do not expect to compete for investments with KBS Strategic Opportunity REIT because of its debt and opportunistic focus. The one private KBS-sponsored program that is currently in its acquisition stage is seeking to acquire value-added properties, so we also do not expect to be in direct competition with this private program.

See page 104.

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Allocation of Our Affiliates’ Time, page 101

21.	Please provide an estimate of the time that you expect your affiliates and executive officers to devote to your business.

In response to the Staff’s comment, we have revised our disclosure under “Conflicts of Interest” as follows:

We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. Because we have not commenced operations, it is difficult to predict specific amounts of time an executive officer or affiliate will devote to us. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of KBS-programs are very similar, there are significant efficiencies created by the same team of individuals at the advisor providing services to multiple programs. For example, the advisor has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.

See page 106.

Receipt of Fees and Other Compensation by KBS Capital Advisors and its Affiliates, page 101

22.	Please expand this disclosure to clearly state that acquisition fees are based on the purchase price or cost of the investments acquired and may create an incentive for your advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

In response to the Staff’s comment, we have revised our disclosure to clearly state that the amount of acquisition and origination fees will be based on the cost of the investment, and not based on the quality of the investment, which may influence our advisor to recommend riskier transactions to us. See page 106.

23.	Please expand your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits your advisors would receive by pursuing listing over liquidation in addition to the subordinated incentive listing fee.

In response to the Staff’s comment, we have revised the appropriate bullet points of our conflicts of interest disclosure on pages 106 and 107 to address more specifically the conflicts of interest presented in assessing whether to list or liquidate, noting that a listing may make it more likely that we become self-managed or internalize our management function, which has the potential to result in substantial compensation to our advisor and/or its affiliates.

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Investment Objectives and Criteria, page 109

Investments in Real Properties, page 111

24.	Please define “marketable title” in clear, plain language.

In response to the Staff’s comment, we have revised the sole reference to “marketable title” on page 119 to refer to “readily transferable title to the proposed investment property, subject to such liens and encumbrances as are acceptable to KBS Capital Advisors.”

Borrowing Policies, page 122

25.	We note your borrowing policy that you expect that you will borrow between 45% and 65% of the aggregate cost of core properties and between 0% and 65% of the aggregate cost of all real estate-related assets. You also state, however, that you will not borrow in excess of 75% of the cost of all your assets. Please clarify your investment policy in this respect.

We note the Staff’s comment and have revised our disclosure under this caption to clarify our borrowing policies as follows:

Once we have fully invested the proceeds of this offering, we expect our debt financing to be between 35% and 65% of the cost of our tangible assets (before deducting depreciation or other noncash reserves). We expect our debt financing related to the acquisition of core properties to be between 45% and 65% of the aggregate cost of all such assets. We expect our debt financing related to the acquisition and origination of real-estate related investments to be between 0% and 65% of the aggregate cost of all such assets depending upon the market’s appetite for such financings. There is no limitation on the amount we may borrow for the purchase of any single asset. Our charter limits our borrowings to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets, meaning that our borrowings may exceed our maximum target leverage of 65% of the cost of our tangible assets without violating the borrowing restrictions in our charter. We may exceed the 75% limit in our charter only if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing.

See page 129.

26.	Please clarify what would constitute substantial justification to borrow in excess of 75% of the cost of your tangible assets.

In response to the Staff’s comment, we have revised the disclosure under “Investment Objectives and Criteria—Borrowing Policies” to provide examples of when substantial justification could be found by the conflicts committee. For example, the committee could find substantial justification for reasons including, but not limited to, the following: (i) if the value of our portfolio declined and

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new borrowings were necessary to repay existing obligations; (ii) to pay sufficient distributions to maintain our REIT status; or (iii) to buy a property where an exceptional acquisition opportunity presents itself and the terms of the debt and nature of the property are such that the debt does not materially increase the risk that we would become unable to meet our financial obligations as they became due. See pages 129 and 130.

27.	We note that you may use borrowing proceeds to finance acquisitions of new properties or assets or for originations of new loans, pay for capital improvements, pay distributions or other uses. To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any) and any other material terms.

We do not expect to secure any borrowings prior to seeking effectiveness of our registration statement. In the event any borrowings are secured prior to seeking effectiveness of our registration statement, we will promptly disclose the relevant terms of such borrowings.

28.	We note your disclosure that you will not borrow from your advisor or it affiliates unless the board determines that the transaction is no less favorable to you than comparable loans between unaffiliated parties, among other factors. Please expand on how the board will make the comparison.

We anticipate that the board will evaluate proposed borrowings from our advisor or its affiliates by (i) seeking to secure borrowings from third party lenders and comparing the terms offered by such third party lenders to the terms of proposed borrowings from our advisor or its affiliates, and (ii) reviewing publicly available disclosure to determine borrowing terms secured by other similarly-situated real estate investment companies from third party lenders and comparing such terms to the terms of proposed borrowings from our advisor or its affiliates.

Market Outlook – Real Estate and Real Estate Finance Markets, page 133

29.	Please revise this portion of your prospectus to state that the information and predictions provided are based on management’s belief or revise to cite to specific third party support.

In response to the Staff’s comment, we have revised our disclosure to indicate that the information provided is based on our management’s beliefs, observations and expectations. See page 140.

Prior Performance Summary, page 141

Private Programs, page 149

30.	We note that four of the 14 private funds managed by KBS investment advisors did not raise any capital. Please provide more information about why these four funds were unable to raise capital.

Securities and Exchange Commission

During the 10-year period ending December 31, 2008, four of the 14 private funds managed by KBS investment advisors did not raise any capital as they had completed their respective offering stages and three other private funds did not buy any new assets but raised capital only for on-going capital expenditure requirements. The prior performance information is now updated through December 31, 2009. During the 10-year period ending December 31, 2009, five of the 14 private funds managed by KBS investment advisors did not raise any capital as they had completed their respective offering stages and two other private funds did not buy any new assets but raised capital only for on-going capital expenditure requirements. See pages 156 and 157.

Federal Income Tax Considerations, page 151

31.	We note your statement that DLA Piper LLP (US) has acted as your tax counsel and reviewed this summary. Please revise your disclosure prior to effectiveness to disclose that counsel has rendered a tax opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT.

Prior to effectiveness we will revise our tax opinion disclosure as requested.

Share Redemption Program, page 195

32.	We note that once you have completed your offering stage, you will establish an estimated value per share of your common stock and that you will disclose that redemption price to your shareholders in your periodic reports. Please clarify, if true, that your estimated value per share will only be determined on a quarterly basis as your disclosure suggests. If it will be determined at different times, such as monthly, please disclose as such as well as how shareholders will be informed of the estimated per share value in such instances.

In response to the Staff’s comment, we have revised our disclosure to indicate that, following the initial determination of an estimated value per share (upon the conclusion of our offering stage), we expect to update the estimated value per share of our common stock every 12 to 18 months. We will disclose such estimated value to our stockholders in our annual report, our quarterly reports or in a current report on Form 8-K, as appropriate. See page 202.

Financial Statements

Notes to Consolidated Balance Sheet

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-5

33.	We note that when a loan is placed on nonaccrual status, you generally will not recognize subsequent interest income until cash is received or the loan returns to accrual status. Please tell us specific instances and the factors considered by management wherein you continue to subsequently recognize interest income for loans on nonaccrual status.

Securities and Exchange Commission

We would continue to recognize interest income for a loan on nonaccrual status if we bought a loan at a discount to its outstanding principal balance and the loan then experienced a term default (because the underlying collateral did not generate sufficient cash flow to cover the debt service on the loan), but the collateral underlying the loan was worth more than the outstanding loan balance. In this instance, we would continue to recognize discount amortization (interest income) even though the loan is on nonaccrual status.

Real Estate

Real Estate Acquisition Valuation, page F-7

34.	Please clarify your disclosure to note that acquisition costs related to business combinations are expensed as incurred (i.e., not generally) or tell us when such costs would not be expensed in a business combination. Please refer to paragraph 23 of ASC 805-10-25.

In response to the Staff’s comment, we have revised the disclosure to clarify that acquisition costs related to business combinations are expensed as incurred. See page F-7.

35.	Please tell us and disclose in your filing how you will consider bargain renewal periods in determining below-market lease values and the related amortization periods.

We will record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below market renewal options. We will amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease. See page F-7.

Part II – Information Not Required In Prospectus, page II-1

Item 32. Sales to Special Parties, page II-1

36.	We note that certain people may purchase shares in this offering at a discounted price under the “friends and family” program. Please expand your disclosure to discuss how many shares will be offered at this price and include similar disclosure in your “Plan of Distribution” section.

In response to the Staff’s comment, we have revised our disclosure to indicate that our dealer manager has agreed to sell up to 5% of the shares offered in our primary offering to persons to be identified by us at a discount from the public offering price pursuant to the “friends and family” program. Additionally, we respectfully direct the Staff’s attention to “Plan of Distribution—Compensation of Dealer Manager and Participating Broker-Dealers” (page 215), where we

Securities and Exchange Commission

disclose that our dealer manager has agreed to sell up to 5% of the share offered in our primary offering at a discount pursuant to the “friends and family” program.

Item 36. Financial Statements and Exhibits, page II-3

37.	We note that you have filed, or will file in an amendment, the “form” of many exhibits, such as your amended and restated articles of incorporation and advisory agreement. Please file the actual exhibits or explain why you have only filed the forms of such exhibits.

Following industry practice, we intend to file forms of these agreements because they either have not yet been executed or, in the case of the Amended and Restated Articles of Incorporation, have not yet been approved by the Board and sole stockholder and filed with the State of Maryland. Prior to the commencement of this offering, the actual agreements will be approved, executed and filed. We note that this offering is currently being reviewed by state securities examiners who will comment on and require changes to these documents.

38.	Please file the legal and tax opinions with the next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

For your review, we have filed the forms of our legal and tax opinions. These exhibits are provided in the courtesy copies for your review. Prior to seeking effectiveness, we will file all necessary exhibits.

* * * * * *

Very truly yours,

DLA Piper LLP (US)

By:	/s/ Robert H. Bergdolt
Robert H. Bergdolt

Enclosure

cc:	Charles J. Schreiber, Jr.